EX-1.11 12 exhibit1-11.htm EXHIBIT 1.11

BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

July 12, 2017

Item 3.	News Release

A news release issued on July 12, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. passes the first stage of German domestic production tender application process to become a licensed producer of medical cannabis in Germany.

Full Description of Material Change

Aurora Cannabis Inc. announced that its wholly owned subsidiary, Pedanios GmbH (“Pedanios”), has successfully passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany.

As a result of initial stage evaluations, the German Federal Institute for Medicines and Medical Products (“BfArM”), has requested Pedanios’ participation in second and final stage of the application process which involves a competitive bid proposal and contract negotiations to cultivate, process, store, package and deliver cannabis for medical purposes in Germany.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Senior Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Corporate Secretary
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED July 12, 2017.

July 12, 2017	TSXV: ACB

Aurora Cannabis Passes First Stage of German
Domestic Production Tender Application Process

Vancouver, BC – July 12, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSXV: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to announce that its wholly owned subsidiary Pedanios GmbH (“Pedanios”) has successfully passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany.

As a result of initial stage evaluations, the German Federal Institute for Medicines and Medical Products (“BfArM”), has requested Pedanios’ participation in second and final stage of the application process which involves a competitive bid proposal and contract negotiations to cultivate, process, store, package and deliver cannabis for medical purposes in Germany.

Pedanios is well positioned to provide a world class and highly competitive bid for the production contracts in Germany by leveraging the expertise, resources, genetics, intellectual property, and other competitive advantages possessed by the Company’s other wholly owned subsidiary Aurora Cannabis Enterprises Inc. (“ACE”). One of the world’s largest and most successful licensed producers of medical cannabis, ACE currently serves more than 16,000 patients in Canada under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

As the country’s largest importer, exporter, and distributor of medical cannabis, Pedanios has shipped to more than 1,000 German pharmacies, and currently relies exclusively on imported medical cannabis products from federally regulated producers in Canada and the Netherlands. Future German production is designed to complement the country’s ongoing import of medical cannabis by identifying, licensing and establishing supply contracts with select domestic producers to support the country’s growing medical market from 2019 to 2022.

“We are excited to take the next step in this historic tender process, and look forward to working with Pedanios, the country’s go-to source for quality medical cannabis and customer service, to provide the German market with locally produced, high quality cannabis,” said Terry Booth, CEO of Aurora.

With a population of more than 80 million, Germany is expected to become a robust market for medical cannabis. Of note, Germany is the first county in the world to cover the cost of medical cannabis, for any therapeutic application approved by a physician, through its national health insurance system. The market for medical cannabis in Germany is expected to expand rapidly. Dr. Franjo Grotenhermen, leading cannabis physician and managing director of the International Association for Cannabinoid Medicines, anticipates the number of patients using medical cannabis in Germany to grow from several thousand today, to approaching a million in the coming years (source: https://www.tagesschau.de/inland/cannabis- 137.html, March 3, 2017)

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, and is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of, a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island. In addition, the company is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, as well as owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union ("EU"), based in Germany. Aurora’s common shares trade on the TSX-V under the symbol “ACB”.

On behalf of the Board of Directors,
AURORA CANNABIS INC.
Terry Booth, CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Further information:

For Aurora Cannabis Inc.

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com